Exhibit 7.03

Wing Lung Bank Limited

Cathay United Bank

December 3, 2012

Platinum Infant Formula Holding Limited
c/o Intertrust Corporate Services (Cayman) Limited
87 Mary Street, George Town
Grand Cayman KY1-9005
Cayman Islands

Re: Financing Commitment

Ladies and Gentlemen:

1.
You have advised us that MSPEA IMF Holding Limited and Mr. Leng have proposed to acquire all of the outstanding ordinary shares of Feihe International, Inc. (the “Company”) that are not currently owned by Mr. Leng, in a going-private transaction (the “Transaction”). In order to consummate the Transaction, Platinum Infant Formula Holding Limited, a special purpose vehicle incorporated in the Cayman Islands by MSPEA IMF Holding Limited and Mr. Leng (“ParentCo”) requires financing (i) to fund a portion of the offer price of the Transaction and (ii) to pay fees and expenses related to the financing contemplated by this commitment letter and Transaction. We are pleased to advise you that (a) we hereby commit to provide ParentCo with a loan facility in an amount of US$50.0 million in equal proportions in connection with the proposed Transaction and (b) Wing Lung Bank Limited hereby commits to provide Heilongjiang Feihe Dairy Co., Limited, a subsidiary of the Company, an onshore term loan facility in an amount of RMB 15.0 million through its Shanghai branch for the purpose of either (x) acquisition of fixed assets (including machinery and equipment) in the PRC or (y) general working capital (together, the “Financing Facilities”) substantially on the terms and conditions set forth in the Summary of Term and Conditions attached hereto as Exhibit A (the “Term Sheet”). Our commitment to provide the Financing Facilities is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet. Our liabilities under this commitment letter are several but not joint.

2.
You acknowledge that this commitment letter and the Term Sheet do not include all of the provisions (other than as set forth in the sections of the Term Sheet entitled “Conditions Precedent to Drawdown Under the Facilities” (the “Drawdown Conditions”), “General Undertaking” and “Financial Covenants”) which would be contained in the definitive legal documentation for the Financing Facilities (“Finance Documents”). The loan documentation for the Financing Facilities will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions (other than the foregoing three sections of the Term Sheet) that are customary or typical for this type of financing transaction so long as such additional provisions are not inconsistent with the provisions set forth in this commitment letter and the Term Sheet. Such Finance Documents shall be in form and substance reasonably satisfactory to you and us, and shall be executed in connection with the execution of definitive legal documentation for the Transaction. The Finance Documents shall supersede this commitment letter and the Term Sheet. In addition, you have represented to us that there is no binding agreement between Mr. Leng and MSPEA other than those that have been publicly disclosed as of the date hereof.

3.
Our commitment to provide the Financing Facilities is subject to the satisfaction of the Drawdown Conditions set forth in the Term Sheet (it being understood that the Drawdown Conditions set forth in the Term Sheet are the only conditions to availability of the Financing Facilities).

4.
Notwithstanding anything in this commitment letter (including the Term Sheet) to the contrary, (i) the only representations and warranties relating to ParentCo, its subsidiaries and their respective businesses the making of which shall be a condition to availability of the Financing Facilities in accordance with this commitment letter and the Term Sheet shall be the representations made by ParentCo in Finance Documents for the Transaction (the “Transaction Agreement”) as are material to our interests and to the transaction contemplated herein, but only to the extent that we would have the right to terminate our obligations under the Transaction Agreement as a result of a breach of such representations in the Transaction Agreement and (ii) the terms and provisions of the Finance Documents for the Financing Facilities shall be in form and substance satisfactory to us and in a form such that they do not impair the availability of the Financing Facilities in accordance with this commitment letter and the Term Sheet.

5.
This commitment letter is delivered to you upon the condition that, prior to your acceptance of this offer, neither the existence of this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by you or any of your and its affiliates, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of you. In addition, you agree that you will (i) consult with us prior to the making of any filing or public announcement in which reference is made to us or the commitment contained herein, and (ii) obtain our prior approval before releasing any filing or public announcement in which reference is made to us or to the commitment contained herein, except for, in the case of this clause (ii), any filing or public announcement that is required to be filed or made by law, securities regulation or any stock exchange rule.

6.
You agree (a) to indemnify and hold harmless each of the undersigned, their respective affiliates and controlling persons and their respective directors, officers, employees, partners, agents, advisors and other representatives (each, an “indemnified person”) from and against any and all actions, suits, losses, claims, damages and liabilities (“Losses”) to which any such indemnified person may become subject arising out of or in connection with this commitment letter, the proposed use of the proceeds thereof and the contemplated Transaction (including, without limitation, the execution and delivery of this commitment letter and the Term Sheet) or any claim, litigation, investigation or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any indemnified person is a party thereto or whether such Proceeding is brought by you, any of your affiliates or any third party, and to reimburse each indemnified person within 30 days following your receipt from us of written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided, that this indemnity will not, as to any indemnified person, apply to Losses or related expenses (i) to the extent they arise from the willful misconduct, bad faith or gross negligence of, or material breach of this commitment letter, by, such indemnified person (and with respect to the undersigned, any breach of this commitment letter), in each case as determined by a final non-appealable judgment of a court of competent jurisdiction or pursuant to any agreement governing any settlement referred to below,  (ii) resulting from any settlement entered into by such indemnified person without your written consent (such consent not to be unreasonably withheld or delayed), or (iii) arising from any disputes solely among indemnified persons and not arising out of any act or omission of Holdco (as defined in the Term Sheet) or you, any of your or its subsidiaries and (b) regardless of whether the Acquisition Closing Date (as defined in the Term Sheet) occurs, to reimburse us on the Acquisition Closing Date or, should the Transaction be abandoned, within 30 days of your receipt from us of an invoice, for all reasonable and documented out-of-pocket expenses (including due diligence expenses, travel expenses and legal fees) but limited, in the case of legal fees, to the reasonable fees, charges and disbursements of our counsel, incurred in connection with each of this commitment letter and any related documentation (including the Term Sheet and the Finance Documents). You shall not, without the prior written consent of the indemnified person (which consent shall not be unreasonably withheld or delayed), agree to or effect any settlement of any pending or threatened Proceeding against such indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (x) includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (y) does not include any statement as to any admission of culpability or fault. None of us, you or  any indemnified person shall have any liability (whether direct or indirect, in contract, tort or otherwise) for any indirect, special, punitive or consequential damages arising out of, related to or in connection with this commitment letter, the Finance Documents or the Transaction.

7.
The offer made by us in this commitment letter shall expire, unless otherwise agreed by us in writing, on the earlier of (i) 9 months from the date hereof or (ii) the execution of the Finance Documents.

8.
This commitment letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of Hong Kong, SAR, without giving effect to the conflict of laws provisions thereof that would require the application of the laws of another jurisdiction, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. To the fullest extent permitted by applicable law, any dispute, controversy or claim arising out of or relating to this commitment letter or the Term Sheet, including the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration in Hong Kong under the auspices of the Hong Kong International Arbitration Centre.

9.
This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto. Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to us.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Wing Lung Bank Limited

By:	/s/ Xu, Zhi Hong
Name: Xu, Zhi Hong
Title: Executive Director & General Manager

Cathay United Bank

By:	/s/ Michael, Ke Jiunn Liang
Name: Michael, Ke Jiunn Liang
Title: Senior Vice President & General Manager

ACKNOLWEDGED AND AGREED:

Platinum Infant Formula Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

[Signature Page to Commitment Letter]